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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

COMPANHIA ABERTA

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of Embraer S.A. (“Company” or “Embraer”) to attend an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on May 27, 2019, at 10:00 a.m. local time, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2170, to review and resolve on the following agenda, as detailed in the Manual and Management’s Proposal for the Extraordinary Shareholders’ Meeting:

1. To review and resolve on the amendments to the Bylaws to conform them to the Novo Mercado (New Market) Listing Regulation;

2. To review and resolve on the amendments to the Bylaws to conform them to the requirements set forth in the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM);

3. To review and resolve on the changes in the Bylaws to the rules relating to (i) the membership of the Board of Directors, (ii) meetings of the Company’s management bodies, and (iii) certain responsibilities of the Company’s management bodies;

4. To review and resolve on the amendments to the Bylaws in order to change the names and the membership of the advisory committees of the Board of Directors;

5. To review and resolve on the amendments to the Bylaws to include a rule on the possibility for the Company entering into indemnity agreements (acordos de indenidade);

6. To review and resolve on the change in the Company’s capital stock to reflect the increase approved by the Board of Directors at a meeting held on March 5, 2018;

7. To review and resolve on formal adjustments to the Bylaws;

This is a free translation of the call notice required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws.  If there is any inconsistency or ambiguity between the English version and the Portuguese version of this call notice, the Portuguese version shall prevail.

8. To approve the restatement of the Bylaws resulting from the amendments approved in the items above.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Section 11 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)

To attend the Meeting in person or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders’ Group (as such term is defined in the Company’s Bylaws).

b)

The documents mentioned in item “a” above shall be delivered to the Company’s headquarters, to the attention of the Investor Relations Department, at Avenida Brigadeiro Faria Lima, 2170, portaria F46 (extension 3953), in the city of São José dos Campos, State of São Paulo.

c)

In order to attend the Meeting through distance voting ballot (boletim de voto à distância), shareholders must send a distance voting ballot (boletim de voto à distância) directly to the Company or through third parties, according to the instructions contained in the Manual and Management’s Proposal published as of the date hereof and available on the websites above.

São José dos Campos, April 26, 2019.

Alexandre Gonçalves Silva
Chairman of the Board of Directors

This is a free translation of the call notice required pursuant to Brazilian laws. This is not, and shall not be read as, proxy statement compliant with U.S. laws.  If there is any inconsistency or ambiguity between the English version and the Portuguese version of this call notice, the Portuguese version shall prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer